NEWS RELEASE

Kelso Technologies Inc.

(The “Company” or “Kelso”)	May 14, 2014
Unites States: OTCQX: KEOSF
Canada: TSX.V: KLS

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2014

Vancouver, British Columbia and Downers Grove, Illinois, – The Company reports that it has released its interim consolidated financial statements and Management Discussion and Analysis covering the three months ended March 31, 2014.

References to EBITDA in this press release refer to net earnings from continuing operations before interest, taxes, amortization and deferred income tax expense. EBITDA is not an earnings measure recognized by International Financial Reporting Standards (IFRS) and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

All amounts are expressed in United States dollars unless otherwise indicated.

HIGHLIGHTS OF THE THREE MONTHS ENDED MARCH 31, 2014

  Reported net income (IFRS) for the three months ended March 31, 2014 was $1,223,575 ($0.03 per share) compared to reported net income of $79,972 ($0.00 per share) for the three months ended March 31, 2013.

  Revenues for the three months ended March 31, 2014 reached $5,480,034 compared to the three months ended March 31, 2013 of $2,014,062.

  EBITDA for the three months ended March 31, 2014 was $1,666,630 (30.4% of revenues) compared to EBITDA of $103,381 (5.1% of revenues) for the three months ended March 31, 2013.

  Reported net income of $1,223,575 included items not involving cash for amortization of $18,715 and a deferred income tax expense in the amount of $424,340.

  Business growth, product and market development progress, pre-sales strategic costs and financial results for the first quarter of 2014 are in line with management’s budgets and expectations.

  Average gross profit on sales improved to 46.6% during the three months ended March 31, 2014.

  Cash on deposit at March 31, 2014 was $6,647,680.

  Working capital at March 31, 2014 remained healthy at $8,511,998.

  Company remained free of interest-bearing long-term debt commitments.

  Net tangible assets grew to $10,323,000 at March 31, 2014 up from $8,797,241 at December 31, 2013.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2014 the Company had cash on deposit in the amount of $6,647,680, accounts receivable of $964,598, prepaid expenses of $337,301 and inventory of $2,682,223 compared to cash on deposit in the amount of $4,462,531, accounts receivable of $1,259,340, prepaid expenses of $71,696 and inventory of $2,139,750 at December 31, 2013.

The working capital position of the Company at March 31, 2014 improved to $8,511,998 which includes $460,957 due to related parties compared to a working capital position of $7,447,170 which includes $284,847 due to related parties at December 31, 2013.

The Company received new equity capital in the amount of $319,000 from the exercise of warrants and options and subscriptions received during the quarter ended March 31, 2014. Subsequent to March 31, 2014 the Company has received $217,684 from the exercise of 77,500 warrants and 125,283 options.

OUTLOOK

Kelso continues to gain business momentum and is well positioned to capitalize on the high demand for rail tank cars currently being experienced. Regulatory bodies are finalizing design criteria for safety enhancements to be incorporated in the production of new tank cars and retrofitted on to existing railroad tank cars carrying flammable liquids such as crude oil and ethanol.

The Association of American Railroads and other regulatory bodies propose a number of rule changes for rail tank cars. They include the use of a high capacity pressure relief valve to protect against a rise in internal pressure resulting from fire to provide for faster release of the hazardous product. In addition they will require bottom outlet valves that are configured to prevent the operating handle from inadvertently opening the bottom outlet in the event of an accident.

These new regulatory design and construction standards require innovation to existing tank car service equipment. Kelso has become a leading designer and producer of patented pressure relief valves and are proactively developing a new commercial bottom outlet valve both of which are designed to meet the new regulatory specifications. Kelso’s new dual rated pressure relief valve is designed to protect the tank against over-pressurization and provide quick evacuation of product in an accidental environment involving fire. Our new bottom outlet valve is designed for the containment of hazardous materials at the bottom outlet in the event of a train derailment.

With these new developments Kelso is expected to continue its steady business growth. Our products are well received and continue to prove their economic value to our railroad customers. The backlog for new tank cars has reached over 60,000 units and the retrofit demand is expected to reach 90,000 units. These are very large sales opportunities for Kelso to capitalize on.

Kelso is adapting its product designs to respond to the industry demand which may not wait until final regulations are set in place. In addition we have the unique ability to scale our production capacity to service all OEM, retrofit and repair customers’ needs. We believe that the trend to new more stringent regulations and the existing backlog of orders will continue to intensify the momentum of our revenue growth from these products. We are also working with industry specialists in crude oil loading terminal technologies on adoption strategies for our one-bolt manway technology. Terminal operators can expect to ship 30% more oil from existing facilities through our higher speed loading and uniform sealing technology improving their netback profits on shipments of crude oil. The case for utilization of our manway is economically compelling and adoption strategies are being organized with our stakeholders.

We continue to demonstrate our value as a creative innovator and reliable supplier of the products required by the railroad industry. Although we have challenges ahead we are extremely optimistic about our position in the industry and the prospects of our future business development. We will continue to build the quality of our brand and move forward on the improvement of earnings and the growth of dividends and corporate value on behalf of the shareholders of Kelso.

About Kelso Technologies

Kelso is a railroad equipment supplier that produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials.

For a more complete business and financial profile of the Company, the financials statements and management discussion and analysis can be viewed in their entirety on the Company's website at www.kelsotech.com or www.sedar.com.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the Company is expected to continue its steady business growth due to new innovations required by railroad regulatory bodies; that our products are well received and continue to prove their economic value to our railroad customers; that Kelso is adapting its product designs to respond to the industry demand; that we have the unique ability to scale our production capacity to service all OEM, retrofit and repair customers’ needs; that the trend to new more stringent railroad regulations and the existing backlog of orders will continue to intensify the momentum of our revenue growth from these products; that the case for utilization of our one-bolt manway is economically compelling and we expect to begin generating revenue from this product in mid 2014; and that Kelso is currently experiencing rapid multi-million dollar revenue growth based on its expanding commercial product catalogue. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Telephone: 250-764-3618	Telephone: 604-590-1525	7773 – 118A Street
Email: bond@kelsotech.com	Email: lee@kelsotech.com	North Delta, BC, V4C 6V1
www.kelsotech.com